UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM SD
Specialized Disclosure Report
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TUPPERWARE BRANDS CORPORATION
(Exact name of registrant as specified in its charter)
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Delaware	1-11657		36-4062333
(State or other jurisdiction of incorporation)	(Commission File Number)		(IRS Employer Identification No.)

14901 South Orange Blossom Trail	Orlando	FL	32837
(Address of principal executive offices)			(Zip Code)
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Karen M. Sheehan
Executive Vice President, Chief Legal Officer & Secretary
(407) 847-1917
(Name and telephone number, including area code, of the person to contact in connection with this report)
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Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in the form applies:

☒    Rule 13-p-1 under the Securities Exchange Act (17CFR240.13p-1) for the reporting period from January 1 to December 31, 2021.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure

Tupperware Brands Corporation (the “Company”) evaluated its 2022 product offerings and determined that “conflict minerals” (as defined in applicable Securities and Exchange Commission (“SEC”) rules) were necessary to the functionality or production of certain products that the Company manufactured or contracted to have manufactured.

Based on the results of the Company’s good faith reasonable country of origin inquiry and due diligence efforts (including sending to the suppliers of the aforementioned products or components of products the Conflict Minerals Reporting Template developed by the Responsible Minerals Initiative (“RMI”) and comparing the smelter information provided by the suppliers against the list of smelter facilities considered to be conformant with the RMI’s Responsible Minerals Assurance Process (“RMAP”) assessment protocols, or obtaining written statements from such suppliers regarding the presence and country of origin of conflict minerals in the products or product components supplied), the Company has not been able to identify with reasonable certainty the countries of origin and chain of custody of all of the conflict minerals necessary to the functionality or production of certain products. Accordingly, the Company has filed a Conflict Minerals Report with the SEC, a copy of which is provided as Exhibit 1.01 to this Form SD. Such Conflict Minerals Report is also publicly available in the SEC Filings section of the Company’s website at http://ir.tupperwarebrands.com/financial-information/sec-filings. Information on the Company’s website shall not be deemed incorporated into, or to be a part of, this report.

In 2022, the Company completed the sale of its Nutrimetics and Fuller beauty businesses. As such, the Company did not conduct a country of origin inquiry or due diligence efforts with respect to products manufactured or contracted for manufacture by such entities in 2022.

Item 1.02 Exhibit

As an exhibit to this Form SD, the Company has filed the Conflict Minerals Report required by Items 1.01 and 1.02 of this Form.

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report, as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TUPPERWARE BRANDS CORPORATION
(Registrant)

Date:	May 31, 2023	By:	/s/ Karen M. Sheehan
Karen M. Sheehan
Executive Vice President, Chief Legal Officer & Secretary